Exhibit 99.1

Media Release

MorphoSys’ Licensee Janssen Receives CHMP Positive Opinion for Tremfya® (guselkumab) for Treatment of Adults with Active Psoriatic Arthritis (PsA) in the European Union (EU)

PLANEGG/MUNICH, Germany, October 19, 2020—MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today that its licensee Janssen Research & Development, LLC. (Janssen) has announced it received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) recommending the expanded use of Tremfya® (guselkumab) for the treatment of adult patients with active psoriatic arthritis (PsA) in the European Union (EU). Guselkumab is currently approved in the EU for the treatment of moderate to severe plaque psoriasis in adults who are candidates for systemic therapy.1

PsA is a chronic, immune-mediated, inflammatory disease that most commonly appears in adults aged 30 to 50. Progressive and irreversible, it is characterized by debilitating joint damage, inflammation, enthesitis, dactylitis, axial disease, and skin lesions generally associated with psoriasis.2 There is no known cure, and it is estimated that up to a third of the 14 million people who are living with psoriasis in Europe will also go on to develop PsA.3,4

“Active psoriatic arthritis, due to its irreversibility and chronic progression, is a high burden for both patients and their families”, said Dr. Malte Peters, Chief Research and Development Officer at MorphoSys. “We are very pleased that Tremfya® has been recommended for expanded use by the CHMP, which opens up new treatment opportunities to improve patients’ lives in the EU.”

The CHMP positive opinion is based on data from two first-in-class Phase 3 clinical studies—DISCOVER-1 and DISCOVER-2—that demonstrated both the efficacy and safety of guselkumab in the treatment of adult patients with active PsA. Both studies showed significant improvements in quality of life physical and mental component scores, and in both studies, guselkumab was well tolerated through week 24. Observed adverse events (AEs) showed to be generally consistent with previous studies of guselkumab and current Summary of Product Characteristics.1

Developed and marketed by Janssen, Tremfya® is the first approved fully human monoclonal antibody that selectively binds to the p19 subunit of IL-23 and inhibits its interaction with the IL-23 receptor. It was generated utilizing MorphoSys’ proprietary HuCAL® antibody technology and became the first drug based on MorphoSys’ antibody technology to receive regulatory approval for the treatment of plaque psoriasis in 2017. It is currently approved in 72 countries for the treatment of adults with moderate to severe plaque psoriasis who are candidates for systemic therapy or phototherapy1, and in Canada, Japan, Brazil, Ecuador and the U.S. for the treatment of adult patients with active PsA. A final decision from the European Commission (EC) regarding PsA indication expansion is expected later this year.

About the DISCOVER program

DISCOVER-1 and DISCOVER-2 were Phase 3 randomized, double-blind, placebo-controlled studies that evaluated the safety and efficacy of Tremfya® in 1,120 adult patients with active PsA who had inadequate response to standard therapies. DISCOVER-1 evaluated 381 participants with active PsA who had an inadequate response to standard therapies, including participants previously treated with anti-tumor necrosis factor (TNF) alpha biologics. DISCOVER-2 included 739 patients who were biologic-naïve only and had an inadequate response to standard therapies.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® and HuCAL® are registered trademarks of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the clinical development of guselkumab in psoriatic arthritis led by Janssen, the further clinical development of guselkumab by Janssen as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for guselkumab in psoriatic arthritis. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the clinical development of guselkumab in psoriatic arthritis led by Janssen, the further clinical development of guselkumab by Janssen as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for guselkumab in psoriatic arthritis, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

References:

1.	European Medicines Agency. TREMFYA Summary of Product Characteristics. 2019. Available at: www.medicines.org.uk/emc/medicine/34321. Accessed September 2020.
2.	Belasco J and Wei N. Psoriatic Arthritis: What is Happening at the Joint? Rheumatol Ther 2019;6:305–315.
3.	Ogdie A and Weiss P. The Epidemiology Psoriatic Arthritis. Rheum Dis Clin North Am 2015;41(4):545–568.
4.	Ortonne JP and Prinz JC. Alefacept: A Novel and Selective Biologic Agent for the Treatment of Chronic Psoriasis. Eur J Dermatol 2004;14:41–45.

For more information, please contact:

MorphoSys Media Contacts: Sophie Petersen Senior Specialist Tel: +49 (0)89 / 899 27 26033 sophie.petersen@morphosys.com	Investor Contacts: Dr. Anja Pomrehn Senior Vice President Tel: +49 (0)89 / 899 27 26972 anja.pomrehn@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Dr. Julia Neugebauer Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com